THE GOLDFIELD CORPORATION

Centennial Annual Report • 2005
1906 ~ 2006

Table of Contents

THE GOLDFIELD CENTENNIAL

1906 ~ 2006



ANNOUNCEMENT!

The Goldfield Consolidated Mines Company

OF

Goldfield, Nevada

OFFICERS

GEO. S. NIXON, President
GEO. WINGFIELD, Vice-President
JAMES M. FENWICK, Secretary
JOHN S. COOK, Treasurer
JOHN WELLINGTON FINCH, General Manager

DIRECTORS

GEO. S. NIXON
GEO. WINGFIELD
JOHN S. COOK
CHARLES S. THOMAS
JAMES R. DAVIS
JOHN WELLINGTON FINCH

November 21, 1906

Goldfield, Nevada

We celebrate this year the 100th Anniversary of Goldfield. Goldfield has enjoyed a colorful history:

- Goldfield was organized in 1906 in Goldfield, Nevada "to assure... the realization of the utmost profits from 156.5 acres of proven bonanza ground in the heart of the Goldfield Mining District". The organization announcement proclaimed that a study by a "corps of engineers" (reputedly headed by Herbert Hoover) will prevent "futile and useless expense in blind prospecting for ore." The famed financier, Bernard Baruch, loaned $1 million to the venture. $35 million in stock was issued in property acquisitions.

- Goldfield stock commenced trading on The Goldfield Stock Exchange, a mining stock exchange founded by women excluded from other exchanges. Goldfield joined the New York Curb Market (now known as the American Stock Exchange) sometime before 1910. Goldfield is believed to have the longest trading history on the American Stock Exchange of any security listed there today.

- Goldfield flourished, with ore shipments and bullion sales of nearly $10 million in 1910 and a profit of over $7 million. Goldfield's mining fortunes waxed and waned over the ensuing decades.

- In 1959 Wall Street activist Richard C. Pistell put together a Stockholders Action Committee to take control of Goldfield. Pistell, with his associate Harris Ashton, had visions for Goldfield beyond its mining heritage. Pistell engineered a quick profit in the purchase and sale by Goldfield of a controlling interest in Frontier Airlines. This profit funded the acquisition of 51 percent of General Baking, renamed General Host. A series of dazzling transactions ensued, including the takeover by General Host of Armour and the sale of Armour to Greyhound. In 1969 Goldfield was dubbed by *Time* magazine as "one of the fastest growing and most aggressive conglomerates". However, Goldfield came out on the short end of inter-company transactions with General Host and was brought to the brink of bankruptcy.

- In 1970 the James Sottile family from Florida took control of Goldfield and replaced management. The Sottile's closed down Goldfield's posh offices on Fifth Avenue in New York and moved them to Melbourne, Florida. The family advanced funds to pay off some of the Goldfield creditors, and Goldfield commenced litigation against General Host and others alleging a broad scheme to defraud Goldfield and use its assets for the interest of General Host. Under new management, some of Goldfield's assets were sold and its books and finances put in order.

- Goldfield continued some of its mining activities, notably the development of the St. Cloud silver mine in New Mexico, with the initial participation in 1980 of the Nelson Bunker Hunt family.

- In 1972 Goldfield entered the electrical construction business with the acquisition of Mamba Engineering, predecessor to Southeast Power. In 2000 Goldfield started real estate operations with the purchase of three waterfront development sites near Cocoa Beach, Florida.

- Goldfield divested its last mining vestige with the sale in 2002 of its remaining mining properties in New Mexico.

Today, at the end of this century-long saga, Goldfield has established itself as a financially sound company with a strong presence in the electrical construction industry in the southeast and in the development of waterfront condominium projects in Florida.

TO OUR SHAREHOLDERS

As Goldfield celebrates its Centennial, I am pleased to report that 2005 was a year of significant accomplishment in both our electrical construction and real estate development operations. For the year ended December 31, 2005: --

- Revenue increased 20.4% to $39.3 million from $32.7 million in 2004.
- Operating income increased to $ 4.0 million from a $0.5 million loss in 2004.
- Net income rose to $2.3 million ($.09 per share) from a $0.4 million loss ($.01 loss per share) in 2004.

Our electrical construction and real estate development segments contributed equally to our strong bottom line. Although electrical construction revenue remained unchanged, operating efficiencies produced improved profit margins, resulting in a more than three-fold increase in electrical construction operating income to $3.3 million from $0.8 in 2004. Revenue from real estate development more than doubled to $10.6 million from $3.9 million in 2004 and produced a more than three-fold increase in operating income to $3.3 million from $0.8 million in 2004. Real estate development benefited from the substantial completion of our successful 40-unit Oak Park condominium project.

We have started our Centennial year, 2006, on a very solid footing. At January 31, our electrical construction backlog had increased over four-fold to $24 million from $5.8 million at the same point in 2005 and our real estate segment's backlog had more than doubled to approximately $16.9 million from $8.4 million at the same point last year. The first phase of our new Pineapple House project is now under construction, with binding sales contracts for approximately two-thirds of the units. We expect to start recognizing revenue from this project during the first quarter of this year. The first phase of Pineapple House, expected to be completed by the third quarter of 2007, is an eight-story building in Melbourne with thirty-three luxury river-view condominium units.

In short, Goldfield today is in solid shape from both a financial and operational perspective. Goldfield has established itself as a leading provider of electrical construction and maintenance services to the energy infrastructure industry in the southeastern United States. With four condominium projects successfully completed and a new project now underway, we also have built a strong reputation for constructing quality condominium projects in Brevard County.

This record of accomplishment could not have been achieved without the dedicated efforts of our management and employees - and the continued support of our shareholders. We are grateful for this support and look forward to the future with confidence.

John H. Sottile
Chairman of the Board
April 26, 2006

Selected Financial Data.

The following table sets forth summary consolidated financial information of the Company for each of the years in the five-year period ended December 31, 2005:

	2005	2004	2003	2002	2001
	(In thousands except per share and share amounts)				
Continuing operations:					
Total revenues	$39,344	$32,688	$32,988	$22,343	$21,917
Income (loss) from continuing operations	2,378	(290)	500	354	945
Preferred stock dividends	—	—	—	—	(13)[3]
Net income (loss) from continuing operations available to common stockholders	2,378	(290)	500	354	932
Discontinued Operations:					
Income (loss) from operations	(56)[1]	(98)[1]	(134)[1]	377	548
Income (loss) on disposal	—	—	—	(49)[2]	—
Net income (loss)	$ 2,322	$ (388)	$ 366	$ 682	$ 1,480
Earnings (loss) per share - basic					
Continuing operations	$ 0.09	$ (0.01)	$ 0.02	$ 0.01	$ 0.03
Discontinued operations	—	—	(0.01)	0.01	0.02
Net income (loss)	$ 0.09	$ (0.01)	$ 0.01	$ 0.02	$ 0.05
Earnings (loss) per share - diluted					
Continuing operations	$ 0.09	$ (0.01)	$ 0.02	$ 0.01	$ 0.03
Discontinued operations	—	—	(0.01)	0.01	0.02
Net income (loss)	$ 0.09	$ (0.01)	$ 0.01	$ 0.02	$ 0.05
Common shares used in the calculation of earnings (loss) per share					
Basic	25,642,528	26,250,350	26,483,912	27,416,395	27,298,715
Diluted	25,677,518	26,250,350	26,637,504	27,543,835	27,533,229
Balance sheet data					
Total assets	$33,481	$23,705	$24,094	$22,358	$22,875
Long term obligations and debt	1,784	2,383	—	—	—
Shareholders' equity	21,483	19,357	19,975	20,081	19,580
Working capital	12,488	9,489	10,565	11,985	8,528

The total of the above categories may differ from the sum of the components due to rounding.

(1) In 2005, 2004 and 2003, the Company recognized a provision for remediation as described in note 5 of notes to the consolidated financial statements.

(2) In December 2002, the Company completed the sale of the capital stock of its mining subsidiaries, as described in note 5 of notes to the consolidated financial statements.

(3) In July 2001, all 339,407 shares of the Company's Series A 7% Voting Cumulative Convertible Preferred Stock were redeemed for the price of $1.00 per share.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Introduction

The Company, through its subsidiary Southeast Power Corporation, is engaged in the construction and maintenance of electrical facilities for utilities and industrial customers. The Company also installs fiber optic cable for fiber optic cable manufacturers, telecommunication companies and electric utilities.

The Company is also involved in the development of residential condominium projects. To date, the Company has purchased five sites on the east coast of Central Florida, on all of which the Company has developed or is in the process of developing condominium complexes. The Company has completed development on three of the sites which were subsequently sold and the remaining two sites are currently under construction.

Overview

Revenue from electrical construction operations remained relatively constant for the year ended December 31, 2005 as compared to the prior year. However, electrical construction operating margins were stronger, increasing approximately $2,478,000 in 2005 in large part due to the completion in 2004 of a transmission project that experienced a significant loss and reduced operation costs as a result of improved management, enhanced safety initiatives and the continued investment in our fleet vehicles.

Revenues from our real estate development operations increased by approximately 173% for the year ended December 31, 2005 when compared to the same period in 2004. This increase is mainly the result of the current condominium project under development being significantly larger than the condominium project under development in the like period of 2004. Operating margins from real estate development operations vary due to the type and number of units under construction at any given time. Since we historically have had only one or two projects under construction at any given time, operating margins can vary significantly depending upon the cost of the underlying land, the type of construction, location of the project and general market conditions. In addition, our projects are generally completed in approximately one year, which also influences year to year operating margin comparisons. Operating margins increased to 31.5% for the year ended December 31, 2005 from 19.5% for the year ended December 31, 2004. This increase was primarily the result of a lower land and construction cost per unit for the project under construction in 2005 when compared to the project under construction in 2004 coupled with a stronger real estate market. Although it is impossible to quantify the precise effect of each of these factors, we believe that the margin improvement in 2005 was largely attributable to lower land cost and improved market conditions.

Critical Accounting Policies and Estimates

This discussion and analysis of the Company's financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to fixed price electrical construction contracts, real estate development projects, deferred income tax assets and environmental remediation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company's management has discussed the selection and development of its critical accounting policies, estimates and related disclosure with the Audit Committee of the Board of Directors.

Percentage of Completion – Electrical Construction Segment

The Company recognizes revenue from fixed price contracts on a percentage-of-completion basis, using primarily the cost-to-cost method based on the percentage of total costs incurred to date in proportion to total estimated costs to complete the contract. Total estimated costs, and thus contract income, are impacted by several factors including, but not limited to, changes in productivity and scheduling, and the cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable), client needs, client delays in providing approvals, the availability and skill level of workers in the geographic location of the project, a change in the availability and proximity of materials and governmental regulation, may also affect the progress and estimated cost of a project's completion and thus the timing of income and revenue recognition.

The accuracy of our revenue and profit recognition in a given period is almost solely dependent on the accuracy of our estimates of the cost to complete each project. Due to our experience and our detailed approach in determining our cost estimates for all of our significant projects, we believe our estimates to be highly reliable. However, our projects can be complex and in almost every case the profit margin estimates for a project will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have a number of projects of varying levels of complexity and size in process at any given time these changes in estimates can offset each other without materially impacting our overall profitability. If a current estimate of total costs indicates a loss on a contract, the projected loss is recognized in full when determined. Contract loss accruals recorded for the twelve and three month periods ended December 31, 2005 were $78,438, compared to $162,132 for the twelve and three month periods ended December 31, 2004. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is probable.

Percentage of Completion – Real Estate Development Segment

Our initial condominium project was accounted for under the deposit method due to our limited experience in condominium development business. Accordingly, the recognition of related revenue and expenses was deferred until the project was complete and the underlying titles were transferred to the buyers.

As of August 2002, commencing with our second condominium development project, all revenue associated with real estate development projects that meet the criteria specified by Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate," is recognized using the percentage-of-completion method. Under this method, revenue is recognized when (1) construction is beyond a preliminary stage, (2) a substantial percentage (at least one-third) of the condominiums are under firm, non-refundable contracts, except in the case of non-delivery of the unit or interest, (3) sufficient units have already been sold to assure that the entire property will not revert to rental property, after considering the requirements of applicable state laws, the condominium contract, and the terms of applicable financing agreements, (4) collection of the sales price is reasonably assured, (5) deposits equal or exceed 10% of the contract price, and (6) sales proceeds and costs can be reasonably estimated. The Company determines that construction is beyond a preliminary stage when engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and the building foundation are complete.

The Company believes that a material difference in total actual project costs versus total estimated project costs is unlikely due to the nature of the fixed price construction contracts we enter into with the general contractors on our real estate projects.

If a current estimate of total project costs indicates a loss on a project, the projected loss is recognized in full when determined. There were no contract loss accruals recorded during any period in 2005, 2004 and 2003 in the real estate development segment. The timing of revenue and expense recognition is contingent on construction productivity. Factors possibly impeding construction productivity include, but are not limited to, supply of labor, materials and equipment, scheduling, weather, permitting and unforeseen events.

If a buyer were to default on the contract for sale, revenues and expenses recognized in prior periods would be adjusted in the period of default.

Deferred Tax Assets

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance for deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the deferred tax assets are expected to be recovered or settled. If the Company determines that it would not be able to realize all or part of its deferred tax assets, a valuation allowance would be recorded to reduce its deferred tax assets to the amount that is more likely than not to be realized. In the event the Company were to subsequently determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the previously recorded valuation allowance would increase income in the period such determination was made.

As of December 31, 2005, our deferred tax assets were largely comprised of a net operating loss ("NOL") carryforward which will expire in 2024 and an alternative minimum tax ("AMT") credit carryforward (refer to note 4 of notes to the consolidated financial statements). Based on historical experience and assumptions with respect to forecasts of future taxable income and tax planning, among others, the Company anticipates being able to generate sufficient taxable income to utilize the NOL carryforward prior to its expiration date and the AMT credit carryforward which has no expiration date. Therefore, the Company has not recorded a valuation allowance against the deferred tax assets. The minimum amount of future taxable income required to be generated to fully realize the deferred tax assets is approximately $2,613,000.

Provision for Remediation

In September 2003, the Company was notified by the United States Environmental Protection Agency (the "EPA") that it is a potentially responsible party ("PRP") with respect to possible investigation and removal activities at a mine that it had formerly owned. Refer to note 5 of notes to the consolidated financial statements for a discussion of this matter.

In September 2003, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss - an Interpretation of Statement of Financial Accounting Standards No. 5 (Accounting for Contingencies)," and Statement of Position No. 96-1, "Environmental Remediation Liabilities," the Company recognized a provision of $210,976 (within discontinued operations) for this matter, which was increased by $111,769 during the twelve month period ended December 31, 2004 and $90,142 during the twelve month period ended December 31, 2005, increasing the total provision to $412,887. Total actual remediation costs to be incurred in future periods may vary from this estimate, given inherent uncertainties in evaluating environmental costs. The Company expects that during the spring or early summer of 2006, the Work Group will develop and obtain approval for the final EE/CA Report and the EPA will decide whether additional response action (remediation) may be necessary at the Site and, if so, the Company would expect that such action would be taken during 2006 or 2007.

Results of Operations

Segment Information

The table below is a reconciliation of the Company's operating income attributable to each of its segments for the three year period ended December 31 as indicated:

	2005	2004	2003
Electrical construction			
Revenue	$28,780,681	$28,823,061	$26,475,202
Operating expenses			
Cost of goods sold	22,990,605	25,812,330	23,054,051
Depreciation	2,241,508	2,059,473	1,583,968
SG&A	176,361	100,647	110,394
Provision for doubtful accounts	23,542	—	—
Other general expenses	23,223	2,922	(9,887)
Total operating expenses	25,455,239	27,975,372	24,738,526
Operating income	$ 3,325,442	$ 847,689	$ 1,736,676
Real estate development			
Revenue	$10,563,404	$ 3,864,835	$ 6,513,213
Operating expenses			
Cost of goods sold	6,364,280	2,819,506	4,925,379
Depreciation	23,264	13,026	8,592
SG&A	844,382	284,296	393,161
Other general expenses	—	(6,203)	2,352
Total operating expenses	7,231,926	3,110,625	5,329,484
Operating income	$ 3,331,478	$ 754,210	$ 1,183,729

Operating income is total operating revenue less operating expenses inclusive of depreciation and selling, general and administrative expenses for each segment. Operating expenses also include any gains or losses on the sale of property and equipment. Operating income excludes interest expense, interest income and income taxes.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Continuing Operations

Revenues

Total revenues in the year ended December 31, 2005 increased by 20.4% to $39,344,085, compared to $32,687,896 in the year ended December 31, 2004. This increase in total revenues was mainly due to the increased revenue recognized in real estate construction activities for the year ended December 31, 2005 when compared to the same period in 2004.

Electrical construction revenue remained relatively unchanged at $28,780,681 for the year ended December 31, 2005 when compared to $28,823,061 for the year ended December 31, 2004. The varying magnitude and duration of electrical construction projects may result in substantial fluctuation in the Company's backlog from time to time. At December 31, 2005 the approximate value of uncompleted contracts was $12,468,000 compared to $7,034,000 at December 31, 2004. We expect to complete approximately 98% of this backlog during the year ended December 31, 2006. Our electrical construction backlog at January 31, 2006 was approximately $24,041,000. We cannot project the levels of future demand for construction services.

Real estate construction revenues increased by 173.3% to $10,563,404 for the year ended December 31, 2005 from $3,864,835 for the year ended December 31, 2004. The increase in revenues for the year ended December 31, 2005 compared to the same period in 2004, was mainly due to the development of Oak Park, which is a significantly larger project than the project we had under development during the same period last year. Also contributing to the difference is the current project being approximately 87.7% complete as of December 31, 2005, with a like percentage of project revenue recognized in the year ended December 31, 2005; whereas, the previous project was completed by June 30, 2004 with approximately 50% of its revenue recognized during the same period last year.

As of December 31, 2005, the real estate operation's backlog (outstanding real estate contracts for sale excluding partial revenue already recognized on said contracts under the percentage of completion method) was approximately $17,460,000, compared to approximately $2,699,000 as of December 31, 2004. We expect to complete and deliver 8% of our backlog at December 31, 2005 to our buyers during the year ended December 31, 2006 and the balance during the year ended December 31, 2007. Our real estate development backlog at January 31, 2006 was approximately $16,910,000. There can be no assurance that settlements of condominiums subject to contracts for sale will occur.

The Company's fifth project, Pineapple House, began construction during the last quarter of 2005. The Company will not begin recognizing revenue, however, until construction is beyond a preliminary stage, as described above.

Operating Results

Electrical construction operations had an operating income of $3,325,442 in the year ended December 31, 2005, compared to an operating income of $847,689 during the year ended December 31, 2004, an increase of 292%. As a percentage of revenue, operating margins on electrical construction operations increased to 11.6% for the year ended December 31, 2005 from 2.9% for the year ended December 31, 2004. The increase in the operating margin was primarily a result of the completion in 2004 of a transmission project which experienced a loss of approximately $944,000 caused by unforeseen operational difficulties (approximately 37% of the increased margin), a reduction in subcontract costs (approximately 27%) and the utilization of company owned equipment versus rental equipment which resulted from the recent purchase of capital equipment (approximately 16%). The $944,000 loss on a transmission project in 2004 was primarily attributable to delays caused by (1) a shortage of qualified personnel, requiring additional complete crew units to be allocated to the project to meet the construction schedule required by the customer, accounting for approximately 38% of the loss, and (2) the unavailability of specialized company owned equipment allocated to the project, due to breakdowns. The breakdowns increased the time required to complete the project, causing higher than expected rental costs and equipment maintenance charges, accounting for approximately 49% of the loss.

Real estate development operations had an operating income of $3,331,478 in the year ended December 31, 2005, compared to an operating income of $754,210 in the year ended December 31, 2004, an increase of $2,577,268. This increase was principally the result of a significantly larger project under development during 2005 (approximately $12.0 million) than the project under development during the same period last year ($7.6 million) and the percentage completed during 2005 (87.7%) compared to the project under development during the same period last year (50.9%). Operating margins, as a percentage of revenue, increased to 31.5% for the year ended December 31, 2005 from 19.5% for the year ended December 31, 2004. This increase was primarily the result of a lower land and construction cost per unit for the project under construction in 2005 when compared to the project under construction in 2004 coupled with a stronger real estate market. Although it is impossible to quantify the precise effect of each of these factors, we believe that the margin improvement in 2005 was largely attributable to lower land cost and improved market conditions. Operating margins from real estate development operations are expected to vary due to the type and number of units under construction at any given time and each project's estimated operating margin. Since we historically have had only one or two projects under construction at any given time, operating margins can vary significantly depending upon the cost of the underlying land, the type of construction, location of the project and general market conditions. In addition, our projects are generally completed in approximately one year, which also influences year to year operating margin comparisons.

Costs and Expenses

Total costs and expenses, and the components thereof, increased to $35,367,525 in the year ended December 31, 2005 from $33,153,597 in the year ended December 31, 2004, an increase of 6.7%.

Electrical construction costs of goods sold decreased to $22,990,605 in the year ended December 31, 2005 from $25,812,330 in the year ended December 31, 2004, a decrease of 10.9%. The decrease in costs was primarily attributable to the completion in 2004 of a transmission project which experienced a significant loss caused by unforeseen operational difficulties as noted above (approximately 37% of the decrease), a reduction in subcontract costs (approximately 27% of the decrease) and the utilization of company owned equipment versus rental equipment which resulted from the recent purchase of capital equipment (approximately 16% of the decrease).

Costs of goods sold for real estate development operations increased to $6,364,280 for the year ended December 31, 2005 from $2,819,506 for the year ended December 31, 2004. The 125.7% increase in costs was the result of a significantly larger project under development during 2005 than the project under development during the same period last year (approximately 51% of the increase) and the percentage of completion recognized during 2005, 87.7%, compared to the same period last year, 50.9%, (approximately 49% of the increase).

The following table sets forth depreciation expenses for each segment for the years ended December 31 as indicated:

	2005	2004
Electrical construction	$ 2,241,508	$ 2,059,473
Real estate development	23,264	13,026
Corporate	95,884	68,225
Total	$ 2,360,656	$ 2,140,724

Depreciation and amortization was $2,360,656 in the year ended December 31, 2005, compared to $2,140,724 in the year ended December 31, 2004. The increase in depreciation and amortization for 2005 was largely a result of an increase in capital expenditures in recent years, most of which were attributed to upgrading and replacing electrical construction equipment.

The following table sets forth selling, general and administrative ("SG&A") expenses for each segment for the years ended December 31 as indicated:

	2005	2004
Electrical construction	$ 199,903	$ 100,647
Real estate development	844,382	284,296
Corporate	2,582,348	1,991,191
Total	$ 3,626,633	$ 2,376,134

SG&A expenses of the Company increased by 52.6% to $3,626,633 in the year ended December 31, 2005, from $2,376,134 in the year ended December 31, 2004. The increase is primarily attributable to higher performance bonuses (approximately 40% of the increase) and selling costs due to a significantly larger real estate project under development in 2005 compared to the same period last year (approximately 19% of the increase) and professional services (approximately 15% of the increase). SG&A expenses, as a percentage of revenue, increased to 9.2% for the year ended December 31, 2005 compared to 7.3% in the like period for 2004. During 2005, $23,542 was charged to selling, general and administrative expenses to record an allowance for doubtful accounts, of which there were no recoveries during the year ended December 31, 2005. No charge was made for bad debt expense during 2004.

Income Taxes

The following table presents our provision (benefit) for income taxes and effective income tax rate (benefit) for the years ended December 31 as indicated:

	2005	2004
Income taxes (benefit)	$ 1,582,121	$ (80,558)
Effective income tax rate (benefit)	39.9%	(21.7%)

The Company's effective tax rate for the year ended December 31, 2005 was 39.9%, differing from the statutory rate of 34.0% by 5.9%. Of the 5.9% difference, 1.2% is due to the impact of non-deductible expenses on annual income, 1.9% is due to state income taxes, and 2.8% is due to the reconciliation of actual amounts reported on the previous year's tax return. The Company's effective tax rate (benefit) for the year ended December 31, 2004 was (21.7%) differing from the statutory rate (benefit) of (34.0%) by 12.3%. Of the 12.3% difference, 14.8% is due to the impact of non-deductible expenses in proportion to the annual income (loss), 1.3% is due to state income taxes, and (3.8%) is due to the reconciliation of actual amounts reported on the previous year's tax return.

Discontinued Operations

On December 4, 2002, effective November 30, 2002, the Company completed the sale of the capital stock of its mining subsidiaries.

Following the sale, in September 2003, the Company was notified by the EPA that it is a PRP with respect to possible investigation and removal activities at a mine formerly owned by the Company. Please see note 5 of notes to the consolidated financial statements for a discussion on this matter and the related provision recognized in the year ended December 31, 2005.

The following table sets forth summary operating results of discontinued operations for the years ended December 31 as indicated:

	2005	2004
Provision for remediation	$ (90,142)	$ (111,769)
Loss from discontinued operations before income taxes	(90,142)	(111,769)
Income taxes (benefit)	(33,920)	(13,763)
Loss from discontinued operations, net of tax	$ (56,222)	$ (98,006)

The following table presents our provision (benefit) for income taxes and effective income tax rate (benefit) for the years ended December 31 as indicated:

	2005	2004
Income taxes (benefit)	$ (33,920)	$ (13,763)
Effective income tax rate (benefit)	(37.6%)	(12.3%)

The Company's effective tax rate (benefit) related to discontinued operations for the year ended December 31, 2005 was (37.6%). The effective tax rate (benefit) differs from the statutory rate (benefit) of (34.0%) by 3.6% and is due to state income taxes. The Company's effective tax rate (benefit) for the year ended December 31, 2004 was (12.3%) differing from the statutory rate (benefit) of (34.0%) by 21.7%. Of the 21.7% difference, 25.3% is due to allocation of net operating loss carryover to discontinued operations and (3.6%) is due to state income taxes.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Continuing Operations

Revenues

Total revenues in the year ended December 31, 2004 decreased by 0.9% to $32,687,896, compared to $32,988,415 in the year ended December 31, 2003. This decrease in total revenues was mainly due to a difference in the timing of real estate construction activities in 2004 and 2003.

Electrical construction revenue increased by 8.9% in the year ended December 31, 2004 to $28,823,061 from $26,475,202 in the year ended December 31, 2003. This increase was primarily attributable to restoration work done during the third quarter of 2004 as a result of the four major hurricanes that hit the Southeast. At December 31, 2004, the approximate value of uncompleted contracts was $7,034,000 compared to $10,158,000 at December 31, 2003.

Revenues recognized by the real estate development operations for the year ended December 31, 2004 were $3,864,835 compared to $6,513,213 for the year ended December 31, 2003, a decrease of 40.7%. This decrease was primarily the result of timing differences in real estate construction projects between 2004 and 2003. There were two projects in development during 2003, one of which was completed by September 30, 2003 with approximately 56% of its revenue recognized in 2003 and the second project was approximately 50% complete at December 31, 2003. The second project was completed by June 30, 2004 with approximately 50% of the remaining revenue recognized in 2004.

As of December 31, 2004, the real estate operation's backlog (outstanding real estate contracts for sale excluding partial revenue already recognized on said contracts under the percentage of completion method) was approximately $2,699,000, compared to approximately $3,860,000 as of December 31, 2003.

Operating Results

Electrical construction operations had an operating income of $847,689 in the year ended December 31, 2004, compared to an operating income of $1,736,676 during the year ended December 31, 2003, a decrease of 51.2%. As a percentage of revenue, operating margins on electrical construction operations decreased to 2.9% for the year ended December 31, 2004 from 6.6% for the year ended December 31, 2003. The decrease in the operating margin was primarily a result of the increased labor hours and equipment costs required to meet project completion dates due to operational difficulties from one project (now completed) during the second quarter of 2004 and adverse weather conditions experienced on several jobs primarily in Georgia and South Carolina during the fourth quarter of 2004, both of which were partially offset by stronger results in the first and third quarters of 2004.

Real estate development operations had an operating income of $754,210 in the year ended December 31, 2004, compared to an operating income of $1,183,729 in the year ended December 31, 2003, a decrease of 36.3%. This decrease was principally the result of final sales of condominium units during the second quarter of 2004, which represented the only project under construction for the year. Operating margins, as a percentage of revenue, increased to 19.5% for the year ended December 31, 2004 from 18.2% for the year ended December 31, 2003. This increase was primarily the result of an increase in the margins realized on the condominium units. Operating margins from real estate development operations are expected to vary due to the type and number of units under construction at any given time and each project's estimated operating margin.

Costs and Expenses

Total costs and expenses, and the components thereof, increased to $33,153,597 in the year ended December 31, 2004 from $32,204,929 in the year ended December 31, 2003, an increase of 2.9%.

Electrical construction costs increased to $25,812,330 in the year ended December 31, 2004 from $23,054,051 in the year ended December 31, 2003, an increase of 12.0%. The increase in costs was primarily attributable to increased project costs due to the lack of available skilled labor, the availability of specialized equipment and adverse weather conditions. The increased rain experienced in 2004 caused delays in the progression of projects which necessitated additional premium labor hours to meet project completion dates.

Costs of the real estate development operations decreased to $2,819,506 for the year ended December 31, 2004 from $4,925,379 for the year ended December 31, 2003. The 42.8% decrease in costs was the result of the completion of construction and final sales of condominium units during the second quarter of 2004, which represented the only project under construction for the year.

The following table sets forth depreciation expenses for each segment for the years ended December 31 as indicated:

	2004	2003
Electrical construction	$ 2,059,473	$ 1,583,968
Real estate development	13,026	8,592
Corporate	68,225	53,097
Total	$2,140,724	$1,645,657

Depreciation and amortization was $2,140,724 in the year ended December 31, 2004, compared to $1,645,657 in the year ended December 31, 2003. The increase in depreciation and amortization for 2004 was largely a result of an increase in capital expenditures in recent years, most of which were attributed to upgrading and replacing electrical construction equipment.

The following table sets forth selling, general and administrative ("SG&A") expenses for each segment for the years ended December 31 as indicated:

	2004	2003
Electrical construction	$ 100,647	$ 110,394
Real estate development	284,296	393,161
Corporate	1,991,191	2,025,155
Total	$ 2,376,134	$2,528,710

SG&A expenses of the Company decreased by 6.0% to $2,376,134 in the year ended December 31, 2004, from $2,528,710 in the year ended December 31, 2003. The decrease was primarily attributable to lower bonuses and selling costs of approximately $233,000 which was partially offset by an increase in wages and professional fees of approximately $110,000 associated with Section 404 of the Sarbanes-Oxley Act of 2002 compliance. SG&A expenses, as a percentage of revenue, decreased to 7.3% for the year ended December 31, 2004 compared to 7.7% in the like period for 2003.

Income Taxes

The following table presents our provision (benefit) for income taxes and effective income tax rate (benefit) for the years ended December 31 as indicated:

	2004	2003
Income taxes (benefit)	$ (80,558)	$ 379,184
Effective income tax rate (benefit)	(21.7%)	43.1%

The Company's effective tax rate (benefit) for the year ended December 31, 2004 was (21.7%) differing from the statutory rate (benefit) of (34.0%) by 12.3%. Of the 12.3% difference, 14.8% is due to the impact of non-deductible expenses in proportion to the annual income (loss), 1.3% is due to the state income taxes, and (3.8%) is due to the reconciliation of actual amounts reported on the previous year's tax return. The Company's effective tax rate for the year ended December 31, 2003 was 43.1% differing from the statutory rate of 34.0% by 9.1%. Of the 9.1% difference, 6.6% is due to the impact of non-deductible expenses on annual income, 3.0% is due to state incomes taxes, and (0.5%) is due to the reconciliation of actual amounts reported on the previous year's tax return.

Discontinued Operations

On December 4, 2002, effective November 30, 2002, the Company completed the sale of the capital stock of its mining subsidiaries.

Following the sale, in September 2003, the Company was notified by the EPA that it is a PRP with respect to possible investigation and removal activities at a mine formerly owned by the Company. Please see note 5 of notes to the consolidated financial statements for a discussion on this matter and the related provision recognized in the year ended December 31, 2004.

The following table sets forth summary operating results of discontinued operations for the years ended December 31 as indicated:

	2004	2003
Provision for remediation	$ (111,769)	$ (210,976)
Loss from discontinued operations before income taxes	(111,769)	(210,976)
Income taxes (benefit)	(13,763)	(76,604)
Loss from discontinued operations, net of tax	$ (98,006)	$ (134,372)

The following table presents our provision (benefit) for income taxes and effective income tax rate (benefit) for the years ended December 31 as indicated:

	2004	2003
Income taxes (benefit)	$ (13,763)	$ (76,604)
Effective income tax rate (benefit)	(12.3%)	(36.3%)

The Company's effective tax rate (benefit) for the year ended December 31, 2004 was (12.3%) differing from the statutory rate (benefit) of (34.0%) by 21.7%. Of the 21.7% difference, 25.3% is due to allocation of net operating loss carryover to discontinued operations and (3.6%) is due to state income taxes. The Company's effective tax rate (benefit) for the year ended December 31, 2003 was (36.3%) differing from the statutory rate (benefit) of (34.0%) by 2.3%. Of the 2.3%, 1.3% is due to allocation of net operating loss carryover to discontinued operations and (3.6%) is due to state income taxes.

Liquidity and Capital Resources

Working Capital Analysis

Our primary cash needs have been for capital expenditures and working capital. Our primary sources of cash have been cash flow from operations and borrowings under our lines of credit. As of December 31, 2005 we had cash and cash equivalents of $2,912,494 and working capital of $12,221,086. We anticipate that this cash on hand, our credit facilities and our future cash flows from operating activities will provide sufficient cash to enable us to meet our future operating needs and debt requirements, as well as to ensure our ability to grow.

Cash Flow Analysis

The following table presents our net cash flows for each of the years ended December 31 as indicated:

	2005	2004	2003
Net cash provided by (used in) operating activities	$(6,160,065)	$ 5,872,686	$ (800,821)
Net cash provided by (used in) investing activities	(1,958,601)	(4,664,756)	(1,799,351)
Net cash provided by (used in) financing activities	4,203,475	574,292	240,293
Net increase (decrease) in cash and cash equivalents	$(3,915,191)	$ 1,782,222	$(2,359,879)

Operating Activities

2005 compared to 2004

Cash used by our operating activities totaled $6,160,065 in the year ended December 31, 2005, compared to cash provided of $5,872,686 from operating activities for the same period in 2004. Our cash flows are influenced by the level of operations, operating margins, the types of services we provide, as well as the stages of our projects in both the electrical construction and real estate segments.

Net cash used in operating activities in the year ended December 31, 2005 was primarily related to the change in contracts receivable for the real estate segment, which used cash of $10,529,004, when compared to cash provided of $3,732,867 for the same period in 2004. This can be attributed to the current project under construction being only 87.7% complete (all contracts receivable from the project remain uncollected until the project is 100% complete), compared to the project under construction for 2004 being 100% complete. Operating cash flows normally fluctuate relative to the status of development of the real estate projects. In addition, the change in accounts receivable and accrued billings in the electrical construction segment for the year ended December 31, 2005 used cash of $3,326,288 compared to cash provided of $902,438 for the same period in 2004. This increase in cash used was mainly due to the outstanding balance in accounts receivable of one major customer whose payment terms exceed our normal 30 day terms, accounting for 68% of the total accounts receivable balance and approximately 67% of the increase in cash used in these accounts. As of February 28, 2006 this major customer has made payment of 99% of their outstanding trade accounts receivable balance from December 2005. The remaining amount of cash used in the accounts receivable and accrued billings is due to an increase in accrued billings due to a particular job which, 1) contains a billing provision which requires completion of discrete components of work prior to billing, rather than the more typical monthly progress billings and 2) requires the construction of a series of distinct tasks performed by separate labor groups in sequential order, resulting in varying stages of construction for each distinct component. These billing provisions and construction methods result in delays in our ability to bill the customer, which increased accrued billings and accounted for an additional 10% increase in cash used within accounts receivable and accrued billings. These two line items, accounts receivable and accrued billings and contracts receivable, account for 95% of the increase of total cash used within operating activities.

2004 compared to 2003

In 2004, net cash provided by operating activities was $5,872,686, compared to net cash used by operating activities of $800,821 in 2003. Changes in the accounts receivable and accrued billings provided $902,438 of cash during 2004, compared to cash used of $2,851,341 in 2003. Cash provided by accounts receivable and accrued billings was significantly higher in 2004 compared to the prior year, primarily due to a substantial decrease in the outstanding accounts receivable and accrued billings of the electrical construction segment, accounting for 15% of the increase. Changes in the contracts receivable of the real estate development operations provided $3,732,867 of cash in 2004, when compared to $2,313,513 of cash used in the prior year. The increase in cash provided by contracts receivable in 2004, when compared to 2003, was due to the satisfaction of all contracts receivable derived from the most recent condominium project, accounting for 64% of the increase. During 2004, changes in accounts payable and accrued liabilities used cash in the amount of $493,546, when compared to cash provided in the prior year of $924,098. The cash used by accounts payable and accrued liabilities in 2004 was primarily related to a decrease in the electrical construction segment's accrued liabilities due to a lower level of electrical construction activity in the later part of 2004.

As of December 31, 2003 the accounts receivable and accrued billings increase was mainly due to the aging balance of one major customer whose payment terms exceeded our normal 30 day terms, which accounted for 48% of the total accounts receivable balance. At December 31, 2004 all accounts receivable balances were within our normal terms.

Days of Sales Outstanding Analysis

Days of sales outstanding ("DSO") is based on the ending net accounts receivables, accrued billings and most recent quarterly revenue. It is calculated by dividing the fourth quarter's ending net accounts receivable (net of allowance for doubtful accounts and billings in excess of costs) balance by the result of the fourth quarter's net revenues divided by the days in the quarter. The DSO for accounts receivable, accrued billings and costs and estimated earnings in excess of billings on uncompleted contracts have increased when compared to prior years as shown below:

Quarter Ended December 2005	81
Quarter Ended December 2004	66
Quarter Ended December 2003	70

The main reason for the increase shown during the year ended December 31, 2005 is the accounts receivable balance of one major customer whose payment terms exceed our normal 30 day terms. Without this customer's accounts receivable balance the DSO for December 31, 2005 would have been 42 days. As of February 28, 2006 this customer has made payment of 99% of its December 31, 2005 outstanding trade accounts receivable balance.

Investing Activities

2005 compared to 2004

Cash used in investing activities during the year ended December 31, 2005 was $1,958,601 and is mainly attributed to purchases of property and equipment. This represents a decrease of 58% when compared to cash used of $4,664,756 during the same period in 2004. These purchases are mainly attributable to our electrical construction segment for the upgrading and replacement of equipment. Our capital budget for 2006 is expected to total approximately $5.3 million, the majority of which is for investment in equipment upgrades and fleet expansion in the electrical construction segment. These purchases will be funded through our working capital, leases and lines of credit.

2004 compared to 2003

Cash used in investing activities during the year ended December 31, 2004 was $4,664,756 compared to cash used of $1,799,351 for the same period during 2003. This significant increase in cash used by the Company's investing activities during 2004 when compared to 2003 was primarily the result of an increase of capital expenditures in 2004 to $4,868,972 from $3,241,064 in 2003 and the absence of the sale of any investment securities in 2004 compared to 2003. The majority of capital expenditures in 2004 and 2003 were attributable to purchases of machinery and equipment by the Company's electrical construction segment which were prompted by an increase in the volume of work performed and an effort to increase equipment availability and reduce future equipment rental expense.

Financing Activities

2005 compared to 2004

Cash provided by financing activities during the year ended December 31, 2005 was $4,203,475 compared to $574,292 during the same period in 2004. The increase in cash provided by financing activities is due to (1) the new borrowings in the real estate segment of $5,267,291 used for the development of the current construction project, versus the net repayments in 2004 of $1,578,922 in borrowings for the most recently completed condominium project, and (2) the repayments of $866,669 on the electrical construction capital equipment loan in 2005 versus new borrowing of $2,383,333 in 2004 for capital equipment additions. See note 9 of the notes to consolidated financial statements for more information regarding these borrowings. The net cash provided by these loan activities for both of the Company's operating segments were partially offset by treasury stock repurchases under the Company's stock repurchase program authorized by the Board of Directors. These stock repurchases amounted to $209,179 and $271,390 for the 2005 and 2004 periods, respectively.

2004 compared to 2003

Cash provided by financing activities was $574,292 during the year ended December 31, 2004, compared to cash provided by financing activities of $240,293 during the same period in 2003. This increase in cash provided by financing activities in 2004, relative to 2003, was primarily due to the Company's increased borrowings on the

Company's electrical construction subsidiary's equipment loan and a decrease in the amount of Treasury Stock repurchased in 2004.

The Company has paid no cash dividends on its Common Stock since 1933, and it is not expected that the Company will pay any cash dividends on its Common Stock in the immediate future.

Forecast

The Company anticipates its cash on hand, cash flows from operations and credit facilities will provide sufficient cash to enable the Company to meet its working capital needs, debt service requirements and planned capital expenditures for at least the next twelve months. However, the Company's revenues, results of operations and cash flows as well as its ability to seek additional financing may be negatively impacted by factors including, but not limited to, a decline in demand for electrical construction services and/or condominiums in the markets served and general economic conditions, heightened competition, availability of construction materials, increased interest rates and adverse weather conditions.

Contractual Obligations

The following table summarizes the Company's future aggregate contractual obligations at December 31, 2005:

	Payments Due By Period (in thousands)				
	Total	Less Than 1 Year	1 - 2 years	3 - 5 Years	More Than 5 Years
Operating leases	$ 915	$ 139	$ 281	$ 455	$ 40
Purchase obligations(1)	918	434	446	38	—
Long-term debt - principal(2)	1,784	867	917	—	—
Long-term debt - interest(3)	326	90	45	88	103
Total	$ 3,943	$ 1,530	$ 1,689	$ 581	$ 143

(1) Purchase obligations include only agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms. These amounts represent the employment contract of the CEO and various general office maintenance obligations.

(2) Excludes $5 million of real estate debt which matures in 2006.

(3) Includes approximately $26,483 per year of interest on loans against the cash surrender value of life insurance policies, included in other long term assets, and approximately $122,053 on an equipment loan for the electrical construction segment (see note 9).

Inflation

As a result of relatively low levels of inflation experienced during the years ended December 31, 2005, 2004 and 2003, inflation did not have a significant effect on our results.

Forward-Looking Statements

We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this document. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan," and "continue" or similar words. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Factors that may affect the results of our electrical construction operations include, among others: the level of construction activities by public utilities; the timing and duration of construction projects for which we are engaged; adverse weather; our ability to estimate accurately with respect to fixed price construction contracts; heightened competition in the electrical construction field, including intensification of price competition; and the availability of skilled construction labor. Factors that may affect the results of our real estate development operations include, among others: interest rates; ability to obtain necessary permits from regulatory agencies; adverse legislation or regulations; ability to acquire land; ability to obtain additional construction financing; adverse weather; natural disasters; and general economic conditions, both nationally and in our region. Important factors which could cause our actual results to differ materially from the forward-looking statements in this document are also set forth in the Risk Factors (found on the Company's Form 10-K filed with the Securities and Exchange Commission) and Management's Discussion and Analysis of Financial Condition and Results of Operations sections and elsewhere in this document.

The Company's internet website address is www.goldfieldcorp.com. Within the "Investor Relations" section of its website, the Company makes available, free of charge, through links to the U.S. Securities and Exchange Commission ("SEC") website, its Annual Reports on Form 10-K.

You should read this report completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even in the event that our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Quantitative and Qualitative Disclosures about Market Risk

The Company and its subsidiaries are exposed to certain market risks from transactions that are entered into during the normal course of business. The Company's primary market risk exposure is related to interest rate risk. At December 31, 2005, we performed sensitivity analyses to assess the potential effect of this risk and concluded that a hypothetical change in the interest rates of 100 basis points (i.e. 1%) would not materially affect our financial position, results of operations or cash flows. For further information on our notes payable to bank, see note 9 to our audited consolidated financial statements.

KPMG

KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
The Goldfield Corporation:

We have audited the accompanying consolidated balance sheets of The Goldfield Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Goldfield Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Orlando, Florida
February 17, 2006, except as to note 17
which is as of March 17, 2006
Certified Public Accountants

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,912,494	$ 6,827,685
Restricted cash - discontinued operations (Note 5)	7,845	31,176
Accounts receivable and accrued billings, net of allowance for doubtful accounts of $23,542 as of December 31, 2005 and $0 as of December 31, 2004	6,443,563	3,140,817
Contracts receivable (Note 2)	10,529,004	—
Current portion of notes receivable	41,453	41,453
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 3)	1,247,367	903,018
Deferred income taxes (Note 4)	928,700	993,516
Income taxes recoverable	951	46,054
Residential properties under construction (Note 1)	196,287	—
Prepaid expenses	401,348	321,865
Other current assets	15,234	13,648
Total current assets	22,724,246	12,319,232
Property, buildings and equipment, at cost, net of depreciation and amortization of $12,491,955 as of December 31, 2005 and $12,028,711 as of December 31, 2004 (Note 6)	8,094,829	8,487,797
Notes receivable, less current portion	468,639	507,136
Deferred charges and other assets		
Deferred income taxes, less current portion (Note 4)	—	368,890
Land and land development costs (Note 1)	1,787,077	1,582,882
Cash surrender value of life insurance	320,784	316,725
Other assets	85,618	121,855
Total deferred charges and other assets	2,193,479	2,390,352
Total assets	$33,481,193	$23,704,517
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities (Note 8)	$ 3,988,650	$ 1,802,539
Billings in excess of costs and estimated earnings on uncompleted contracts (Note 3)	51,575	7,229
Notes payable to bank (Note 9)	5,866,664	866,667
Federal and state income taxes payable (Note 4)	201,455	—
Current liabilities of discontinued operations (Note 5)	127,522	153,919
Total current liabilities	10,235,866	2,830,354
Deferred incomes taxes, noncurrent (Note 4)	845,400	—
Long-term obligations, less current portion (Note 9)	917,292	1,516,667
Total liabilities	11,998,558	4,347,021
Commitments and contingencies (Note 5 and 10)		
Stockholders' equity		
Preferred stock, $1 par value per share, 5,000,000 shares authorized, none issued	—	—
Common stock, $.10 par value per share, 40,000,000 shares authorized; 27,813,772 and 27,758,771 shares issued at December 31, 2005 and December 31, 2004, respectively	2,781,377	2,775,877
Capital surplus	18,481,683	18,475,152
Retained earnings (accumulated deficit)	1,394,809	(927,478)
Total	22,657,869	20,323,551
Less common stock in treasury, at cost; 2,241,580 and 1,862,522 shares at December 31, 2005 and December 31, 2004, respectively	1,175,234	966,055
Total stockholders' equity	21,482,635	19,357,496
Total liabilities and stockholders' equity	$33,481,193	$23,704,517

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,		
	2005	2004	2003
Revenue			
Electrical construction	$28,780,681	$28,823,061	$26,475,202
Real estate development	10,563,404	3,864,835	6,513,213
Total revenue	39,344,085	32,687,896	32,988,415
Costs and expenses			
Electrical construction	22,990,605	25,812,330	23,054,051
Real estate development	6,364,280	2,819,506	4,925,379
Depreciation and amortization	2,360,656	2,140,724	1,645,657
Selling, general and administrative	3,603,091	2,376,134	2,528,710
Provision for doubtful accounts	23,542	—	—
Other general expenses	25,351	4,903	51,132
Total costs and expenses	35,367,525	33,153,597	32,204,929
Total operating income (loss)	3,976,560	(465,701)	783,486
Other income (expenses), net			
Interest income	104,642	91,535	111,473
Interest expense, net	(141,032)	(72,435)	(26,616)
Other income, net	20,460	76,275	11,122
Total other income (expenses), net	(15,930)	95,375	95,979
Income (loss) from continuing operations before income taxes	3,960,630	(370,326)	879,465
Income taxes, (benefit) (Note 4)	1,582,121	(80,558)	379,184
Income (loss) from continuing operations	2,378,509	(289,768)	500,281
Loss from discontinued operations (Note 5)	(56,222)	(98,006)	(134,372)
Net income (loss)	$ 2,322,287	$ (387,774)	$ 365,909
Earnings (loss) per share of common stock - basic and diluted (Note 13)			
Continuing operations	$ 0.09	$ (0.01)	$ 0.02
Discontinued operations	—	—	(0.01)
Net income	$ 0.09	$ (0.01)	$ 0.01
Weighted average common shares and equivalents used in the calculations of earnings per share			
Basic	25,642,528	26,250,350	26,483,912
Diluted	25,677,518	26,250,350	26,637,504

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2005	2004	2003
Cash flows from operating activities			
Net income (loss) from continuing operations	$2,378,509	$ (289,768)	$ 500,281
Adjustments to reconcile net income to net cash (used in) provided by operating activities			
Depreciation and amortization	2,360,656	2,140,724	1,645,657
Provision for doubtful accounts	23,542	—	—
Deferred income taxes	1,279,106	(95,569)	327,147
Loss on sale of property and equipment	25,351	4,903	51,132
Changes in operating assets and liabilities			
Accounts receivable and accrued billings	(3,326,288)	902,438	(2,851,341)
Contracts receivable	(10,529,004)	3,732,867	(2,313,513)
Costs and estimated earnings in excess of billings on uncompleted contracts	(344,349)	(198,605)	626,262
Land and land development costs	(204,195)	(143,917)	(312,450)
Land held for sale	—	—	117,106
Residential properties under construction	(196,287)	361,436	252,954
Income taxes recoverable	45,103	(8,396)	(5,503)
Income taxes payable	201,455	—	—
Prepaid expenses and other assets	(44,832)	185,817	165,725
Accounts payable and accrued liabilities	2,186,111	(493,546)	924,098
Billings in excess of costs and estimated earnings on uncompleted contracts	44,346	(108,291)	77,616
Net cash provided by (used in) operating activities of continuing operations	(6,100,776)	5,990,093	(794,829)
Net cash provided by (used in) operating activities of discontinued operations	(59,289)	(117,407)	(5,992)
Net cash provided by (used in) operating activities	(6,160,065)	5,872,686	(800,821)
Cash flows from investing activities			
Proceeds from the disposal of property and equipment	38,600	146,561	66,110
Proceeds from notes receivable	38,497	65,920	132,373
Issuance of notes receivable	—	(1,479)	(16,863)
Net sales of investment securities	—	—	1,266,419
Purchases of property and equipment	(2,031,639)	(4,868,972)	(3,241,064)
Cash surrender value of life insurance	(4,059)	(6,786)	(6,326)
Net cash used in investing activities	(1,958,601)	(4,664,756)	(1,799,351)
Cash flows from financing activities			
Proceeds from the exercise of stock options	12,032	41,271	—
Proceeds from term debt	—	2,600,000	—
Repayments on term debt	(866,669)	(216,667)	—
Net borrowings (repayments) under lines of credit	5,267,291	(1,578,922)	712,020
Purchase of treasury stock	(209,179)	(271,390)	(471,727)
Net cash provided by financing activities of continuing operations	4,203,475	574,292	240,293
Net (decrease) increase in cash and cash equivalents	(3,915,191)	1,782,222	(2,359,879)
Cash and cash equivalents at beginning of year	6,827,685	5,045,463	7,405,342
Cash and cash equivalents at end of year	$2,912,494	$6,827,685	$5,045,463
Supplemental disclosure of cash flow information			
Interest paid	$ 136,053	$ 72,753	$ 26,213
Income taxes paid	22,537	24,646	26,730

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

		For the Years Ended December 31,		
		2005	2004	2003
STOCKHOLDERS' EQUITY				
PREFERRED STOCK	Beginning balance	$ —	$ —	$ —
	Redemption of stock	—	—	—
	Ending balance	—	—	—
COMMON STOCK	Beginning balance	2,775,877	2,757,010	2,757,010
	Exercise of stock options	5,500	18,867	—
	Ending balance	2,781,377	2,775,877	2,757,010
CAPITAL SURPLUS	Beginning balance	18,475,152	18,452,748	18,452,748
	Exercise of stock options	6,531	22,404	—
	Ending balance	18,481,683	18,475,152	18,452,748
RETAINED EARNINGS (ACCUMULATED DEFICIT)	Beginning balance	(927,478)	(539,704)	(905,613)
	Income (loss) from continuing operations	2,378,509	(289,768)	500,281
	Income (loss) from discontinued operations	(56,222)	(98,006)	(134,372)
	Ending balance	1,394,809	(927,478)	(539,704)
TREASURY STOCK	Beginning balance	(966,055)	(694,665)	(222,938)
	Repurchase of common stock	(209,179)	(271,390)	(471,727)
	Ending balance	(1,175,234)	(966,055)	(694,665)
	Total stockholders' equity	$21,482,635	$19,357,496	$19,975,389
NUMBER OF SHARES OF CAPITAL STOCK				
PREFERRED STOCK	Beginning number of shares	—	—	—
	Redemption of stock	—	—	—
	Ending number of shares	—	—	—
COMMON STOCK	Beginning number of shares	27,758,771	27,570,104	27,570,104
	Exercise of stock options	55,001	188,667	—
	Ending number of shares	27,813,772	27,758,771	27,570,104
TREASURY STOCK	Beginning balance	1,862,522	1,373,327	486,968
	Repurchase of common stock	379,058	489,195	886,359
	Ending number of shares	2,241,580	1,862,522	1,373,327

See accompanying notes to consolidated financial statements

Notes To Consolidated Financial Statements

December 31, 2005 and 2004

Note 1 – Summary of Significant Accounting Policies

Basis of Financial Statement Presentation - The accompanying consolidated financial statements include the accounts of The Goldfield Corporation ("Parent") and its wholly owned subsidiaries (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated.

Nature of Operations - The Company's principal lines of business are electrical construction and real estate development. The principal market for the Company's electrical construction operation is electric utilities in the southeastern and mid-Atlantic region of the United States. The primary focus of the Company's real estate operations is on the development of luxury condominium projects.

Cash and Cash Equivalents - The Company considers highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts - The Company provides an increase in the allowance for doubtful accounts when collection of an account or note receivable is considered doubtful and the loss can be reasonably estimated. We believe that none of our significant customers are experiencing significant financial difficulty as of December 31, 2005. Any increase in the allowance account has a corresponding negative effect on our results of operation.

Short-term Investments - Short-term investments are categorized as available-for-sale and carried at fair value, which approximates cost.

Property, Buildings, Equipment and Depreciation - Property, buildings and equipment are stated at cost. The Company provides depreciation for financial reporting purposes over the estimated useful lives of fixed assets using the straight-line method.

Leasehold Improvements and Amortization - Improvements to leased property are stated at cost. The Company provides amortization for financial reporting purposes over the lesser of, the life of the lease or the estimated useful life of the improvement, using the straight-line method.

Electrical Construction Revenues - The Company accepts contracts on a fixed price, unit price and service agreement basis. Revenues from fixed price construction contracts are recognized on the percentage-of-completion method measured by the ratio of costs incurred to date to the estimated total costs to be incurred for each contract. Revenues from unit price contracts and service agreements are recognized as services are performed. Unit price contracts are billed at an agreed upon price per unit of work performed. Revenues from service agreements are billed on either a man-hour or man-hour plus equipment basis. Terms of our service agreements may extend for a period of up to 5 years.

Our contracts allow us to bill additional amounts for change orders and claims. Additionally, the Company considers a claim to be for additional work performed outside the scope of the contract, contested by the customer. Historically, claims relating to our electrical construction work have not been significant. It is the Company's policy to include revenue from change orders and claims in contract value only when they can be reliably estimated and realization is considered probable, in accordance with Statement of Position No. 81-1, paragraph 61-63, 65 and 67.

The asset, "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenue recognized.

Contract costs include all direct material, direct labor, subcontractor costs and other indirect costs related to contract performance, such as supplies, tools and equipment maintenance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Real Estate Revenues - All revenue associated with real estate development projects that meet the criteria specified by SFAS No. 66, "Accounting for Sales of Real Estate," is recognized using the percentage-of-completion method. Under this method, revenue is recognized when (1) construction is beyond a preliminary stage, (2) a substantial percentage (at least one-third) of the condominiums are under firm, non-refundable contracts, except in the case of non-delivery of the unit or interest, (3) sufficient units have already been sold to assure that the entire property will not revert to rental property, consideration is given to the requirements of state laws, the condominium contract, and the terms of the financing agreements, (4) collection of the sales price is reasonably assured, (5) deposits equal or exceed 10% of the contract price, and (6) sales proceeds and costs can be reasonably estimated. The Company determines that construction is beyond a preliminary stage when engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and the building foundation are complete.

Land and Land Development Costs and Residential Properties Under Construction - The costs of a land purchase and any development expenses up to the initial construction phase of any new condominium development project are recorded under the asset "land and land development costs." Once construction commences, the costs of construction are recorded under the asset "residential properties under construction." The assets "land and land development costs" and "residential properties under construction" relating to specific projects are recorded as current assets when the estimated project completion date is less than one year from the date of the consolidated financial statements.

Income Taxes - The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Executive Long-term Incentive Plan - The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above. All of the Company's outstanding common stock options were exercised prior to December 31, 2005. The Company will adopt the recognition and disclosure requirements of SFAS No. 123R, "Share-Based Payment" for any newly issued employee stock options granted after December 31, 2005.

Use of Estimates - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates. Management considers the most significant estimates in preparing these financial statements to be the estimated cost to complete electrical construction contracts in progress, estimated cost to complete real estate development projects in progress, deferred tax assets and provision for remediation.

Financial Instruments Fair Value, Concentration of Business and Credit Risks - The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, short-term investments, accounts receivable and accrued billings, contracts receivable, and accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of notes receivable is considered by management to approximate carrying value.

Financial instruments of the electrical construction operations which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and accrued billings in the amount of $6,443,563 and $3,140,817 as of the years ended December 31, 2005 and 2004, respectively, which management reviews to assess the need to establish an allowance for doubtful accounts. During 2005, $23,542 was charged to selling, general and administrative expenses to record an allowance for doubtful accounts, of which there were no recoveries during the year. This was done in accordance with SFAS No. 5 "Accounting for Contingencies" when (1) it is probable that an asset has been impaired and (2) the amount of loss can be reasonably estimated. As of December 31, 2004, upon its review, management determined it was not necessary to record an allowance for doubtful accounts due to the majority of electrical construction accounts receivable and accrued billings being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

The real estate development operations' financial instruments which potentially subject the Company to concentrations of credit risk consist mainly of contracts receivable. As of December 31, 2005, outstanding contracts receivable amounted to $10,529,004. There were no contracts receivables outstanding as of December 31, 2004. Management of the Company periodically reviews the contracts receivable to assess the need to record an allowance for doubtful accounts. Upon its review, as of the years ended December 31, 2005 and 2004, management determined it was not necessary to record an allowance for doubtful accounts mainly due to the low risk of default on the contracts for sale from which the contracts receivable are derived. The low risk assessment is based on customers risking forfeiture of their deposits if they were to default as well as customers locking into pre-construction pricing, which in general, has historically been below the fair market value of the condominiums at the time of closing. To date, no customer has defaulted on a contract for sale.

Recent Accounting Pronouncements - In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS 154") - a replacement of APB Opinion No. 20 and FASB Statement No. 3 which requires that the direct effect of voluntary changes in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change should be recognized in the period of the change. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but the Company does not currently expect SFAS 154 to have a material impact on its results of operations, cash flows or financial position.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," which is an interpretation of FASB Statement No. 143, "Accounting for Asset Retirement Obligations," and requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. This Interpretation was effective for fiscal years ending after December 15, 2005 and its adoption did not have a material effect on our results of operations, cash flows or financial position.

In December 2004, the FASB issued SFAS No. 123 (revised), "Share-Based Payment (Revised 2004)" ("SFAS 123R") requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost is to be measured based on the fair value of the equity or liability instruments issued. Originally, SFAS 123R required that companies adopt the provision of SFAS 123R as of the first interim or annual reporting period beginning after June 15, 2005. However, in April 2005, the Securities and Exchange Commission ("SEC") adopted a new rule which defers the compliance date of SFAS 123R until 2006 for calendar year companies such as Goldfield. On March 29, 2005 the SEC issued Staff Accounting Bulletin No. 107 which provides the SEC Staff's views regarding interactions between SFAS 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The Company expects that, upon adoption, SFAS 123R will not have a significant impact on the results of operations, cash flows or financial position of the Company.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." ("SFAS 153"). APB No. 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some nonmonetary exchanges be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have an impact on the Company's results of operations, financial position, or cash flows.

Reclassifications - Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation.

Note 2 - Contracts Receivable

Contracts receivable represents the amount of revenue recognized in the real estate segment using the percentage-of-completion method for condominium units under firm contract. As of December 31, 2005, outstanding contracts receivable amounted to $10,529,004, of which $1,187,425 in non-refundable earnest money deposits are held by a third party. There were no contracts receivable outstanding as of December 31, 2004.

The Company's real estate development operations do not extend financing to buyers and therefore, sales proceeds are received in full upon closing.

Note 3 - Costs and Estimated Earnings on Uncompleted Contracts

Long-term fixed price electrical construction contracts in progress accounted for using the percentage-of-completion method at December 31 for the years as indicated:

	2005	2004
Costs incurred on uncompleted contracts	$8,848,815	$6,900,390
Estimated earnings	1,788,540	489,078
	10,637,355	7,389,468
Less billings to date	9,441,563	6,493,679
Total	$1,195,792	$ 895,789
Included in the balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$1,247,367	$ 903,018
Billings in excess of costs and estimated earnings on uncompleted contracts	(51,575)	(7,229)
Total	$1,195,792	$ 895,789

The amounts billed but not paid by customers pursuant to retention provisions of long-term electrical construction contracts were $869,162 and $495,610 at December 31, 2005 and 2004, respectively, and are included in the accompanying balance sheets in accounts receivable and accrued billings. Retainage is expected to be collected within the next twelve months.

Note 4 - Income Taxes

The following table presents the income tax (benefit) provision from continuing operations for the years ended December 31 as indicated:

	2005	2004	2003
Current			
Federal	$ 256,955	$ 2,946	$ 28,852
State	46,060	12,065	23,185
	303,015	15,011	52,037
Deferred			
Federal	1,208,755	(90,934)	310,362
State	70,351	(4,635)	16,785
	1,279,106	(95,569)	327,147
Total	$1,582,121	($80,558)	$379,184

The following table presents the total income tax (benefit) provision for the years ended December 31 as indicated:

	2005	2004	2003
Continuing operations	$1,582,121	$(80,558)	$379,184
Discontinued operations	(33,920)	(13,763)	(76,604)
Total	$1,548,201	$(94,321)	$302,580

The following table presents the temporary differences and carryforwards, which give rise to deferred tax assets and liabilities for the years ended December 31 as indicated:

	2005	2004
Deferred tax assets:		
Accrued vacations and bonuses	$ 48,300	$ 129,272
Contingent salary payments recorded as goodwill for tax purposes	16,600	19,993
Remediation provision	48,000	57,920
Net operating loss carryforward	258,000	1,128,971
Accrued warranty costs	7,800	12,191
Alternative minimum tax credit carryforward	533,800	308,874
Accrued workers' compensation	—	22,142
Capitalized bidding costs	48,900	15,129
Allowance for doubtful accounts	8,900	—
Accrued lease expense	3,900	—
Accrued percentage-of-completion loss	29,600	—
Other	12,100	5,320
Total deferred tax assets	1,015,900	1,699,812
Deferred tax liabilities:		
Deferred gain on installment notes	(61,600)	(63,661)
Tax depreciation in excess of financial statement depreciation	(871,000)	(273,745)
Total deferred tax liabilities	(932,600)	(377,406)
Total net deferred tax assets	$ 83,300	$1,362,406

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2005 and 2004, the Company determined a valuation allowance was unnecessary.

At December 31, 2005, the Company had tax net operating loss carryforwards of approximately $660,000 available to offset future taxable income, which if unused will expire in 2024. The Company has alternative minimum tax credit carryforwards of approximately $530,000 which are available to reduce future Federal income taxes over an indefinite period. The minimum amount of future taxable income required to be generated to fully realize the deferred tax assets is approximately $2,613,000.

The following table presents the differences between the Company's effective income tax rate and the Federal statutory rate on its income from continuing operations for the years ended December 31 as indicated:

	2005	2004	2003
Federal statutory rate	34.0%	(34.0%)	34.0%
State tax rate, net of Federal tax benefit	1.9	1.3	3.0
Non-deductible expenses	1.2	14.8	5.5
Other	2.8	(3.8)	0.6
Total	39.9%	(21.7%)	43.1%

Note 5 - Discontinued Operations

Commitments and Contingencies Related to Discontinued Operations

On September 8, 2003, the United States Environmental Protection Agency (the "EPA") issued a special notice letter notifying the Company that it is a potentially responsible party ("PRP"), along with three other parties, with respect to investigation and removal activities at the Anderson-Calhoun Mine/Mill Site (the "Site") in Stevens County, Washington, which the EPA may request that the Company, along with the other PRPs, perform or finance. Specifically, the EPA has requested that the Company and three other PRPs undertake, perform, and finance an Engineering Evaluation and Cost Analysis or "EE/CA" for the Site. The primary purpose of an EE/CA is to determine the nature and scope of contamination, evaluate risks, and identify and evaluate a range of possible clean up alternatives. The EPA retains the sole discretion to determine what, if any, clean up will ultimately be required based on the EE/CA.

The Company sold the Site property in 1964. The Company has investigated the historic operations that occurred at the Site as well as the nature and scope of environmental conditions at the Site that may present concerns to the EPA. Based upon its investigation to date, the Company has determined that its operations at the Site were primarily exploratory and that the Company never engaged in any milling or other processing activities at the Site. The Company's records reflect that between the years 1950 and 1952 it extracted a limited amount (111,670 tons) of surface ore from the Site for off-site processing. The Site has changed owners several times since it was sold by the Company, and the Company believes that a substantial majority of the mining activities and all of the milling and related processing and process waste disposal activities likely were conducted by subsequent owners.

The Company has entered into a Cost Sharing Agreement with two other PRPs (Combustion Engineering and Blue Tee Corp.) (collectively, the "Work Group") through which the Work Group has agreed how to perform and finance the EE/CA. Pursuant to the Cost Sharing Agreement, the Work Group has agreed to share equally the costs of the EE/CA, subject to re-allocation of such costs among the Work Group after completion of the EE/CA. The Work Group has also entered into an Administrative Order on Consent ("AOC") with the EPA, wherein the Work Group members have agreed to perform and finance the EE/CA. Field work has been completed and a partial draft EE/CA Report (addressing the characterization of environmental conditions at the Site) has been submitted to the EPA. The Company expects that during the spring or early summer of 2006, the Work Group will develop and obtain approval for the final EE/CA Report and the EPA will decide whether additional response action (remediation) may be necessary at the Site and, if so, the Company would expect that such action would be taken during 2006 or 2007.

Under the Comprehensive Environmental Response, Compensation and Liability Act, any of the PRPs may be jointly and severally liable to the EPA for the full amount of any response costs incurred by the EPA, including costs related to investigation and remediation, subject to a right of contribution from other PRPs. In practice, PRPs generally agree to perform such response activities, and negotiate among themselves to determine their respective contributions to any such multi-party activities based upon equitable allocation factors, including their respective contributions to the alleged contamination and their ability to pay.

It is impossible at this stage to estimate the total costs of investigation and remediation at the Site due to various factors, including incomplete information regarding the Site and the other PRPs, uncertainty regarding the extent of contamination and the Company's share, if any, of liability for the contamination, the EPA's future selection of clean up standards for the Site, and, ultimately, the EPA's selection of a preferred clean up remedy.

In September 2003, in accordance with Financial Accounting Standards Board Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss - an interpretation of Statement of Financial Accounting Standards No. 5 (Accounting for Contingencies)," and Statement of Position No. 96-1, "Environmental Remediation Liabilities," the Company recognized a provision of $210,976 (within discontinued operations) for this matter. In addition, this provision was increased by $111,769 during the twelve month period ended December 31, 2004, and $90,142 during the twelve month period ended December 31, 2005, increasing the total provision to $412,887, which represents the current estimate of the Company's share of the costs associated with an emergency removal action previously undertaken by the EPA, the anticipated cost of the EE/CA study and the anticipated professional fees associated with the EE/CA study. Total actual costs to be incurred at the Site in future periods may vary from this estimate, given inherent uncertainties in evaluating environmental costs. As of December 31, 2005, the Company incurred actual investigation and professional services costs of $285,365 and its reserve balance for the EE/CA study process, future EE/CA oversight costs and estimated EPA response costs is $127,522 (accrued as a current liability within discontinued operations). The accrual will be reviewed periodically based upon facts and circumstances available at the time, which could result in changes to its amount. The EPA has indicated that it has made no determination whether any additional response action (remediation) will be required at the Site and will not do so until after completion of the EE/CA process. At this stage, the Company does not have sufficient information to determine the potential extent and nature of any necessary future response action (remediation) at the Site, or to estimate the potential additional future cost of such action or the Company's potential liability for such costs. One of the Company's former general liability insurance carriers has accepted the defense of this matter and has agreed to pay costs of defense incurred to date, all subject to certain reservation of rights as to coverage. The Company cannot predict the extent to which its costs will ultimately be covered by insurance.

The following table sets forth certain operating results of the discontinued operations for the years ended December 31 as indicated:

	2005	2004	2003
Provision for remediation	$(90,142)	$(111,769)	$(210,976)
Loss from discontinued operations before income taxes	(90,142)	(111,769)	(210,976)
Income taxes (benefit)	(33,920)	(13,763)	(76,604)
Loss from discontinued operations, net of tax	$(56,222)	$ (98,006)	$(134,372)

The following table presents our provision (benefit) for income taxes and effective income tax rate (benefit) for the years ended December 31 as indicated:

	2005	2004	2003
Income taxes (benefit)	$(33,920)	$(13,763)	$(76,604)
Effective income tax rate (benefit)	(37.6%)	(12.3%)	(36.3%)

The Company's effective tax rate (benefit) related to discontinued operations for the year ended December 31, 2005 was (37.6%). The effective tax rate (benefit) differs from the statutory rate (benefit) of (34.0%) by 3.6% and is due to state income taxes. The Company's effective tax rate (benefit) for the year ended December 31, 2004 was (12.3%) differing from the statutory rate (benefit) of (34.0%) by 21.7%. Of the 21.7% difference, 25.3% is due to allocation of net operating loss carryover to discontinued operations and (3.6%) is due to state income taxes. The Company's effective tax rate (benefit) for the year ended December 31, 2003 was (36.3%) differing from the statutory rate (benefit) of (34.0%) by 2.3%. Of the 2.3%, 1.3% is due to allocation of net operating loss carryover to discontinued operations and (3.6%) is due to state income taxes.

The assets and liabilities of discontinued operations at December 31 consisted of:

	2005	2004
Current assets		
Cash in escrow	$ 7,845	$ 31,176
Total assets of discontinued operations	$ 7,845	$ 31,176
Current liabilities		
Reserve for remediation	$127,522	$153,919
Total liabilities of discontinued operations	$127,522	$153,919

Note 6 - Property, Buildings and Equipment

Balances of major classes of properties at December 31 consisted of:

	Estimated useful lives in years	2005	2004
Land	—	$ 196,802	$ 97,140
Buildings	30-40	1,563,012	1,588,139
Leasehold improvements	7	133,957	—
Machinery and equipment	3-10	18,693,013	18,831,229
Total		$20,586,784	$20,516,508
Less accumulated depreciation and amortization		12,491,955	12,028,711
Net properties, buildings and equipment		$ 8,094,829	$ 8,487,797

Management reviews the net carrying value of all properties, buildings and equipment on a regular basis. As a result of such review, no impairment write-down was considered necessary during any of the years in the three-year period ended December 31, 2005.

Note 7 - 401(k) Employee Benefits Plan

Effective January 1, 1995, the Company adopted The Goldfield Corporation and Subsidiaries Employee Savings and Retirement Plan, a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits to all employees who meet eligibility requirements and elect to participate. Under the plan, participating employees may defer up to 15% of their pre-tax compensation per calendar year subject to Internal Revenue Code limits. The Company's contributions to the plan are discretionary and amounted to approximately $121,000, $126,000, and $117,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 8 - Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31 consisted of:

	2005	2004
Accounts payable	$2,145,961	$1,144,311
Accrued bonus	1,000,447	256,656
Accrued payroll costs	227,641	175,326
Other accrued expenses	614,601	226,246
Total	$3,988,650	$1,802,539

Note 9 - Note Payable to Bank

On August 26, 2005, the Company, the Company's wholly owned subsidiaries, Southeast Power Corporation ("Southeast Power"), Bayswater Development Corporation ("Bayswater"), Pineapple House of Brevard, Inc. ("Pineapple House") and Oak Park of Brevard, Inc. ("Oak Park") and Branch Banking and Trust Company (the "Bank"), entered into three loan agreements and a series of related ancillary agreements: (1) a revolving line of credit loan for a maximum principal amount of $1.0 million to be used as a "Working Capital Loan," (2) a revolving line of credit loan for a maximum principal amount of $2.0 million to be used as an "Equipment Loan" and (3) a revolving line of credit for a maximum principal amount of $6.0 million to be used as a "Real Estate Loan".

The $1.0 million Working Capital Loan will be used by the Company for working capital, capital expenditures and general corporate purposes. Under the terms of the agreement interest is payable monthly at an annual rate equal to "Monthly LIBOR" rate plus one and eight-tenths percent (6.11% as of December 31, 2005). The maturity date of the loan is August 26, 2006. As of December 31, 2005 there were no borrowings outstanding under this agreement.

The $2.0 million Equipment Loan replaced an existing term loan with Wachovia Bank, N.A. ("Wachovia"). Future draws are at the request of the Company and the discretion of the Bank. Under the terms of the agreement principal plus interest are payable monthly composed of $72,222 principal plus accrued interest. The interest rate is payable at an annual rate equal to "Monthly LIBOR" rate plus one and eight-tenths percent (6.11% as of December 31, 2005). The maturity date of the loan is February 26, 2008. The loan is secured by the equipment purchased with the proceeds of the loan, and any replacements, accessions, or substitutions thereof and all cash and non-cash proceeds received thereof. Borrowings outstanding under this agreement were $1,516,662 as of December 31, 2005. As of December 31, 2004 the outstanding balance of the then existing, similar equipment term loan with Wachovia was $2,383,334. The loan agreement contains various financial covenants, including, but not limited to, minimum tangible net worth, outside debt limitations, and maximum debt to tangible net worth ratio. Other loan covenants prohibit, among other things, a change in fiscal year and any change in the Company's current Chief Executive Officer without prior written consent from the lender. The Company was in compliance with all such covenants as of December 31, 2005.

The $6.0 million "Real Estate Loan" replaced an existing term loan with Wachovia Bank, N.A. ("Wachovia"). The proceeds of the Real Estate Loan will be used by the Company for financing the costs of certain qualified real estate projects in Florida. Under the terms of the agreement interest is payable monthly at an annual rate equal to the "Monthly LIBOR" rate plus one and eight-tenths percent (6.11% as of December 31, 2005). The maturity date of the loan is August 26, 2006. All of the net proceeds from the sale of a qualified project shall first be applied against the principal balance due on the note until the note is satisfied in full. As security for the loan, the Company and the subsidiary of the Company which has legal title to the real property to be developed have agreed to execute an agreement not to encumber or transfer property with respect to the property to be developed. The loan is guaranteed by the Company and named subsidiaries and draws for all projects are not to exceed the total costs of all projects. Borrowings outstanding under this agreement were $5,000,000 as of December 31, 2005. As of December 31, 2004 there were no borrowings outstanding under the then existing, similar loan with Wachovia. The loan agreement contains various financial covenants including, but not limited to, minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. Other loan covenants prohibit, among other things, incurring additional indebtedness, issuing loans to other entities in excess of a certain amount, entering into a merger or consolidation, and any change in the Company's current Chief Executive Officer without prior written consent from the lender. The Company was in compliance with all such covenants as of December 31, 2005.

On November 18, 2005, the Company, the Company's wholly owned subsidiaries, Southeast Power, Bayswater, Pineapple House and Oak Park and the Bank, entered into a loan agreement and a series of related ancillary agreements for a revolving line of credit loan for a maximum principal amount of $14.0 million to be used by Pineapple House to fund the construction of residential condominium units. Under the terms of the agreement interest is payable monthly at an annual rate equal to the "Monthly LIBOR" rate plus one and eighty-five one-hundredths percent (6.16% as of December 31, 2005). The maturity date of the loan is November 18, 2007. At the Bank's option, the loan may be extended for two eighteen-month periods upon payment of a fee to the Bank in connection with each extension. These extensions do not necessarily provide for future advances, but solely for extension and preservation of the commitment related to the construction of a second and third building on the Pineapple House site. Borrowings outstanding under this agreement were $267,294 as of December 31, 2005. The loan is secured by a Mortgage and Security Agreement. The loan agreement includes covenants and agreements that are customary for loan agreements of this type, and also provides that construction on the initial phase of the Pineapple House development must be completed by October 1, 2007. In addition, the loan agreement includes a cross default provision pursuant to which a default under the loan agreement constitutes a default with respect to all other indebtedness of the Company, Southeast Power, Bayswater, Pineapple House or Oak Park to the Bank and a default under any other loan agreement of the Company or any of the foregoing affiliates constitutes a default under the loan agreement. Pursuant to the loan agreement, the Company has agreed that $1.0 million of the $6.0 million Real Estate Loan will not be available to the Company until a specified level of progress with respect to the concrete structure has been achieved on the initial phase of Pineapple House. The Company was in compliance with all such covenants as of December 31, 2005.

Interest costs related to the construction of condominiums were capitalized. During the years ended December 31, 2005, 2004 and 2003, the Company capitalized interest costs of $125,375, $41,626 and $53,374 respectively.

The schedule of principal payments of our debt as of December 31, 2005 is as follows:

2006	$5,866,664
2007	917,292
Total	$6,783,956

Note 10 - Commitments and Contingencies

The Company leases its principal office space under a seven-year non-cancelable operating lease and several off-site storage facilities, used to store equipment and materials, under a month to month lease arrangement. We recognize rent expense on a straight-line basis over the expected lease term. Within the provisions of our lease, there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term. Our lease requires payment of property taxes, insurance and maintenance costs in addition to the rent payments.

Future minimum lease payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005 are as follows:

2006	$138,960
2007	139,378
2008	142,132
2009	146,884
2010	151,802
Thereafter	196,438
Total	$915,594

Total rent expense for the operating leases was approximately $110,000, $121,000, and $127,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

In certain circumstances, the Company is required to provide performance bonds to secure its contractual commitments. Management is not aware of any performance bonds issued for the Company that have ever been called by a customer. As of December 31, 2005, outstanding performance bonds issued on behalf of the Company's electrical construction subsidiary amounted to approximately $7,578,000.

The Company's subsidiary, Southeast Power, has an outstanding letter of credit in the amount of $100,000 relating to a worker's compensation requirement. No amounts had been funded under this letter of credit as of December 31, 2005.

Note 11 - Preferred Stock Purchase Rights

On September 17, 2002, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Agreement designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company, (the "Rights Agreement").

The Company adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, The Rights Agreement imposes a significant penalty upon any person or group that acquires 20% or more of the Company's outstanding common stock without the approval of the Company's Board of Directors. The Rights Agreement was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Agreement, a dividend of one preferred Stock Purchase Right (the "Right") was declared for each common share held of record as of the close of business on September 18, 2002. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 20% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Rights' initial exercise price, which is subject to adjustment, is $2.20. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.001 per Right until an acquiring entity acquires a 20% position. The Rights expire on September 18, 2012.

The complete terms of the Rights are set forth in, and the foregoing description is qualified in its entirety by, the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, a copy of which was filed with the Securities and Exchange Commission on September 18, 2002.

Note 12 - The Goldfield Corporation 1998 Executive Long-term Incentive Plan

In 1998, the stockholders of the Company approved the 1998 Executive Long-term Incentive Plan (the "Plan"), which permits the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and other awards to all officers and key employees of the Company and its subsidiaries. Shares granted pursuant to the Plan may be authorized but unissued shares of Common Stock, Treasury shares or shares purchased on the open market. The exercise price under such grants will be based on the fair market value of the Common Stock at the date of grant. The maximum number of shares available for grant under the Plan is 1,300,000. The options must be exercised within 10 years of the date of grant. On March 9, 1999, the Company granted options to purchase 985,000 shares, exercisable at $0.21875 per share, the fair market price of the Common Stock at the date of grant. No stock options were granted during 2005, 2004, or 2003. The remaining 55,001 stock options outstanding as of December 31, 2004, were exercised during the fourth quarter of 2005. A summary of option transactions follows:

	Number of Shares	Range of exercise prices per share	Weighted average exercise price	Weighted average remaining contractual life (in years)
Balance outstanding, December 31, 2002	243,668	$0.21875	$0.21875	6.18
No Activity	—			
Balance outstanding, December 31, 2003	243,668	0.21875	0.21875	5.18
Exercised	(188,667)	0.21875	0.21875	
Balance outstanding, December 31, 2004	55,001	0.21875	0.21875	4.18
Exercised	(55,001)	0.21875	0.21875	
Balance outstanding, December 31, 2005	—			—

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123," the Company applied the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its Plan. Accordingly, no compensation cost has been recognized in the consolidated financial statements during the years ended December 31, 2005, 2004, and 2003. The Company will adopt the recognition and disclosure requirements of SFAS No. 123R, "Share-Based Payment" for any newly issued employee stock options granted after December 31, 2005.

The per share weighted average fair value of stock options granted was $0.20 in 1999 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: volatility - 101.5%, dividend paid - none, risk-free interest rate - 5.25% and expected life in years - 10.

The following table shows the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value-based method of accounting to determine compensation cost for its stock options at the grant date under SFAS No. 123, as amended by SFAS No. 148, for the years ended December 31:

	2005	2004	2003
Net income (loss), as reported	$2,322,287	$(387,774)	$365,909
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	—	—	—
Pro-forma net income (loss)	$2,322,287	$(387,774)	$365,909
Earnings (loss) per share			
Basic and Diluted - as reported	$ 0.09	$ (0.01)	$ 0.01
Basic and Diluted - pro-forma	0.09	(0.01)	0.01

Note 13 - Earnings (loss) Per Share of Common Stock

Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common stock shares outstanding during the period. Diluted earnings per share include additional dilution from potential common stock equivalents, such as stock options outstanding. The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	2005	2004	2003
Continuing operations			
Income (loss) from continuing operations	$2,378,509	$ (289,768)	$ 500,281
Discontinued operations			
Loss from discontinued operations	(56,222)	(98,006)	(134,372)
Net income (loss)	$2,322,287	$ (387,774)	$ 365,909
Weighted average common shares outstanding	25,642,528	26,250,350	26,483,912
Earnings (loss) per share-basic			
Continuing operations	$ 0.09	$ (0.01)	$ 0.02
Discontinued operations	—	—	(0.01)
Net income (loss)	$ 0.09	$ (0.01)	$ 0.01
Weighted average dilutive shares from stock option plan	34,990	—	153,592
Weighted average common shares outstanding including dilutive shares	25,677,518	26,250,350	26,637,504
Earnings (loss) per share-diluted			
Continuing operations	$ 0.09	$ (0.01)	$ 0.02
Discontinued operations	—	—	(0.01)
Net income (loss)	$ 0.09	$ (0.01)	$ 0.01

Basic income (loss) per share is based on the weighted average number of common shares outstanding during the period. Diluted income (loss) per share also gives effect to all potential dilutive common shares outstanding during the period, such as stock options, if dilutive. Outstanding stock options for 2004 of 55,001 were excluded from this calculation, as they would have been anti-dilutive or reduced the loss per share. All remaining outstanding stock options were exercised during the fourth quarter of 2005. The computation of the weighted average number of common stock shares outstanding excludes 2,241,580, 1,862,522, and 1,373,327 shares of Treasury Stock for each of the years ended December 31, 2005, 2004, and 2003, respectively.

Note 14 - Common Stock Repurchase Plan

Since September 17, 2002, the Company has had a stock repurchase plan which, as last amended by the Board of Directors on May 24, 2005, permitted the purchase of up to 3,500,000 shares until September 30, 2006. The Company may repurchase its shares either in the open market or through private transactions. The volume of the shares to be repurchased is contingent upon market conditions and other factors. During each of the years ended December 31, 2005, 2004 and 2003, pursuant to the Repurchase Plan, the Company repurchased 379,058, 489,195 and 886,359 shares of its Common Stock, respectively, at a cost of $209,179 (average cost of $0.552 per share), $271,390 (average cost of $0.555 per share) and $471,727 (average cost of $0.532 per share), respectively. As of December 31, 2005, the total number of shares repurchased under the Repurchase Plan was 2,224,222 at a cost of $1,156,513 (average cost of $0.52 per share) and the remaining number of shares available to be repurchased under the Repurchase Plan is 1,275,778. The Company currently holds the repurchased stock as Treasury Stock, reported at cost. Prior to September 17, 2002, the Company had 17,358 shares of Treasury Stock which it had purchased at a cost of $18,720.

Note 15 - Business Segment Information

The Company is currently involved in two segments, electrical construction and real estate development. There were no material amounts of sales or transfers between segments and no material amounts of foreign sales. Any intersegment sales have been eliminated.

The following table sets forth certain segment information for as of December 31 for the years indicated:

	2005	2004	2003
Continuing operations:			
Revenues			
Electrical construction	$28,780,681	$28,823,061	$26,475,202
Real estate development	10,563,404	3,864,835	6,513,213
	$39,344,085	$32,687,896	$32,988,415
Operating expenses			
Electrical construction	25,455,239	27,975,372	24,738,526
Real estate development	7,231,926	3,110,625	5,329,484
Corporate	2,680,360	2,067,600	2,136,919
	35,367,525	33,153,597	32,204,929
Operating income (loss)			
Electrical construction	3,325,442	847,689	1,736,676
Real estate development	3,331,478	754,210	1,183,729
Corporate	(2,680,360)	(2,067,600)	(2,136,919)
	3,976,560	(465,701)	783,486
Other income (expenses), net			
Electrical construction	(88,060)	(40,596)	266
Real estate development	1,107	68,748	(56,207)
Corporate	71,023	67,223	151,920
	(15,930)	95,375	95,979
Net income before taxes			
Electrical construction	3,237,382	807,093	1,736,942
Real estate development	3,332,585	822,958	1,127,522
Corporate	(2,609,337)	(2,000,377)	(1,984,999)
	$ 3,960,630	$ (370,326)	$ 879,465
Identifiable assets:			
Electrical construction	$17,130,082	$15,183,844	$11,988,779
Real estate development	12,741,299	1,693,624	6,157,845
Corporate	3,601,967	6,795,873	5,947,673
Discontinued operations	7,845	31,176	—
Total	$33,481,193	$23,704,517	$24,094,297
Capital expenditures:			
Electrical construction	$ 1,632,778	$ 4,731,242	$ 3,056,897
Real estate development	10,920	75,355	4,891
Corporate	387,941	62,375	179,276
Total	$ 2,031,639	$ 4,868,972	$ 3,241,064
Depreciation, amortization and depletion:			
Electrical construction	$ 2,241,508	$ 2,059,473	$ 1,583,968
Real estate development	23,264	13,026	8,592
Corporate	95,884	68,225	53,097
Total	$ 2,360,656	$ 2,140,724	$ 1,645,657

Operating income is total operating revenue less operating expenses inclusive of depreciation and SG&A expenses for each segment. Operating income excludes interest expense, interest income and income taxes. General corporate expenses are comprised of general and administrative expenses and corporate depreciation expense. Identifiable assets by segment are used in the operations of each segment.

Sales (in thousands of dollars) to major customers exceeding 10% of total sales follows for the years ended December 31 as indicated:

	2005		2004		2003	
	Amount	% of Total Sales	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:						
Customer A	$16,188	41	$11,715	36	$7,031	21
Customer B	3,962	10	—	—	—	—
Customer C	—	—	5,654	17	4,512	14
Customer D	—	—	—	—	3,494	11
Customer E	—	—	—	—	3,903	12

The real estate development operations did not have sales, from any one customer, which exceeded 10% of total sales for each of the years ended December 31, 2005, 2004 and 2003.

Sales by service/product (in thousands of dollars) for the years ended December 31 as indicated are as follows:

	2005		2004		2003	
	Amount	% of Total Sales	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:						
Transmission	$23,555	60	$23,699	72	$ 24,105	73
Fiber Optics	2,168	6	2,262	7	2,253	7
Miscellaneous	3,058	7	2,862	9	117	—
Total	28,781	73	28,823	88	26,475	80
Real estate development:						
Condominium sales	10,563	27	3,865	12	6,242	19
Lot sales	—	—	—	—	271	1
Total	10,563	27	3,865	12	6,513	20
Total Sales	$39,344	100	$32,688	100	$ 32,988	100

Note 16 - Quarterly Financial Data (unaudited)

Selected quarterly financial data follows:

	For the Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2005				
Revenues	$ 8,231,473	$9,470,952	$11,255,613	$10,386,047
Gross Profit	1,016,847	2,045,196	2,303,290	2,359,095
Net income from continuing operations available to common stockholder	149,304	574,588	741,937	912,680
Net loss from discontinued operations	(12,752)	(1,776)	(10,291)	(31,403)
Total net income	136,552	572,812	731,646	881,277
Earnings per share - basic diluted				
Continuing operations	0.01	0.02	0.03	0.04
Discontinued operations	—	—	—	—
Net income	0.01	0.02	0.03	0.03
2004				
Revenues	$12,260,705	$7,561,406	$ 7,262,905	$ 5,602,879
Gross Profit	2,171,567	(452,693)	811,044	(546,357)
Net income (loss) from continuing operations available to common stockholder	839,170	(562,473)	31,644	(598,109)
Net income (loss) from discontinued operations	—	—	(11,897)	(86,109)
Total net income (loss)	839,170	(562,473)	19,747	(684,218)
Earnings (loss) per share - basic diluted				
Continuing operations	0.03	(0.02)	—	(0.02)
Discontinued operations	—	—	—	—
Net income (loss)	0.03	(0.02)	—	(0.03)

The totals for the year may differ from the sum of the quarterly information due to rounding.

Note 17 - Subsequent Event

On March 14, 2006, the Company entered into a mortgage note amendment to increase the principal amount of a Loan Agreement dated August 26, 2005 from $1,000,000 to $3,000,000. This loan is for a revolving line of credit to be used for working capital. Under the terms of the note, interest is payable monthly at the LIBOR rate plus 1.8% per annum. The note is guaranteed by the subsidiaries of the Company with the exception of those entities which are no longer operating and which do not maintain total assets in excess of $250,000. The bank is given a lien upon and a security interest in all property as security for the payment of this Note.

Corporate Information

Board of Directors

Thomas E. Dewey, Jr. [2]
Member of Dewey Devlin & King, LLC., Investment Bankers

Harvey C. Eads, Jr. [1,2,3,4]
Commercial Real Estate Investor

John P. Fazzini [3,4]
President of Bountiful Lands, Inc.; Real Estate Developer

Danforth E. Leitner [1,2,3,4]
Retired Real Estate Broker and Appraiser

Al Marino [2]
President of A.M. Marino Design, Inc.; Architectural Designer

Dwight W. Severs
City Attorney for the city of Titusville, Florida

John H. Sottile [1]
Chairman of the Board of Directors,
President and Chief Executive Officer

[1] Member of Executive Committee
[2] Member of Audit Committee
[3] Member of Nominating Committee
[4] Member of Benefits and Compensation Committee

Officers

John H. Sottile
Chairman of the Board of Directors,
President and Chief Executive Officer

Stephen R. Wherry, C.P.A.
Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Mary L. Manger
Secretary

Independent Certified Public Accountants

KPMG LLP
111 North Orange Avenue, Suite 1600
Orlando, FL 32801
(407) 423-3426

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Executive Offices

1684 W. Hibiscus Blvd.
Melbourne, FL 32901
(321) 724-1700

Stock Exchange Listing

The American Stock Exchange, Symbol: GV

Corporate Governance

The Company has adopted a Code of Ethics for its executive officers and Business Conduct Policies for all of its officers, directors and employees which are available through the Company's website at www.goldfieldcorp.com.

Form 10-K

Copies of The Goldfield Corporation's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission are available to stockholders without charge upon written request to: The Goldfield Corporation, 1684 W. Hibiscus Blvd., Melbourne, FL 32901

In addition, financial reports and recent filings with the Securities and Exchange Commission, including Form 10-K, are available on the Internet at www.sec.gov. Company information is also available on the Internet at www.goldfieldcorp.com.

Common Stock Information

The Common Stock of the Company is traded on The American Stock Exchange under the symbol GV. The following table shows the reported high and low sales price at which the Common Stock of the Company was traded in 2005 and 2004:

	2005		2004	
	High	Low	High	Low
First Quarter	$ .60	$.52	$.80	$.56
Second Quarter	.76	.46	.83	.51
Third Quarter	1.59	.68	.58	.41
Fourth Quarter	1.20	.81	.59	.48

At March 7, 2006, the Company had approximately 10,460 holders of record. No dividends were paid on the common stock in 2005 or 2004.

THE GOLDFIELD CORPORATION
1684 W. Hibiscus Blvd. • Melbourne, FL 32901